Exhibit 12.1

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Six Months Ended
	June 28, 2003	June 29, 2002

Income before taxes	$2,587	$1,940

Add fixed charges net of capitalized interest	54	78

Income before taxes and fixed charges (net of capitalized interest)	$2,641	$2,018

Fixed charges:
Interest	$32	$49
Capitalized interest	—	1
Estimated interest component of rental expense	22	29

Total	$54	$79

Ratio of earnings before taxes and fixed charges, to fixed charges	49	26